UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S
TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS
UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Commission File Number 333-150010

MS&AD Inshuaransu Gurupu Horudingusu Kabushiki Kaisha
(Exact name of Registrant as Specified in its Charter)
MS&AD Insurance Group Holdings, Inc.
(Translation of Registrant’s Name into English)

3-7, Yaesu 1-chome,
Chuo-ku, Tokyo 103-0028, Japan
+81-3-6202-5270
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
     A. MS&AD Insurance Group holdings, Inc. (“MS&AD”, formerly Mitsui Sumitomo Insurance Group Holdings, Inc., “MSIG”) issued shares of its common stock (“Shares”) to the then shareholders of Aioi Insurance Company, Limited (“Aioi”) in exchange for the shares of Aioi’s common stock that they held, pursuant to the share exchange agreement that was approved by Aioi’s shareholders at a shareholders’ meeting held on December 22, 2009. In connection with the offer and sale of Shares to Aioi’s U.S. resident shareholders in connection with this transaction, in November 2009, a registration statement on Form F-4 was filed and declared effective under the Securities Act of 1933, as amended (the “Securities Act”). Upon the effectiveness of the registration of the Shares, MS&AD (then MSIG) became subject to the reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     B. MS&AD has filed or submitted all reports required under Section 15(d) of the Exchange Act and the corresponding Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this form. MS&AD has filed at least one annual report (on Form 20-F) under Section 13(a) of the Exchange Act as applied to MS&AD pursuant to Section 15(d) thereof.
Item 2. Recent United States Market Activity
     MS&AD’s securities were last sold in the United States in a registered offering under the Securities Act on December 22, 2009 when Aioi’s shareholders approved the share exchange agreement between Aioi and MS&AD with respect to MS&AD’s acquisition of Aioi’s common stock at a shareholders’ meeting held on that date, as described in Item 1.
Item 3. Foreign Listing and Primary Trading Market
     A. The foreign exchanges on which MS&AD has maintained a listing of its common stock are based in Japan and are the First Section of Tokyo Stock Exchange, Inc. (the “TSE”), the First Section of the Nagoya Stock Exchange, Inc. (the “NSE”) and the First Section of Osaka Securities Exchange Co., Ltd. (the “OSE”). Together, these Japanese exchanges constitute the primary trading market for MS&AD’s common stock.
     B. MS&AD was initially listed on each of the TSE, the NSE and the OSE on April 1, 2008. MS&AD has maintained the listing of its common stock on each of the TSE, the NSE and the OSE for at least the 12 months preceding the filing of this Form 15F.
     C. The percentage of trading in MS&AD’s common stock that occurred in Japan on the TSE, the NSE and the OSE for the 12-month period from December 1, 2009 to November 30, 2010 (both dates inclusive) was 97.98% of the worldwide trading volume. (See the paragraph immediately following Item 4.C regarding the manner in which the trading volumes were calculated.)

Item 4. Comparative Trading Volume Data
     A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on December 1, 2009 and ended on November 30, 2010 (the “Applicable Period”).
     B. The average daily trading volume of the common stock of MS&AD in the United States for the Applicable Period was 39,931 shares of common stock. The average daily trading volume of the common stock of MS&AD worldwide for the Applicable Period was 1,982,146 shares of common stock.
     C. The average daily trading volume of the common stock of MS&AD in the United States for the Applicable Period was 2.02% of the average daily trading volume of the common stock of MS&AD worldwide for the Applicable Period.
     MS&AD has reflected in the calculation of the trading volume on a worldwide basis for purposes of Item 3.C as well as the average daily trading volume on a worldwide basis of its common stock for purposes of Items 4.B and 4.C (1) daily trading volumes of its common stock on the TSE, the NSE and the OSE and (2) daily trading volumes of its common stock in the United States. MS&AD has reflected in the calculation of such daily trading volumes of MS&AD’s common stock in the United States (a) daily trading volumes of such common stock in the United States and (b) daily trading volumes of American Depositary Shares representing such common stock in the United States.
     D. Neither MS&AD’s common stock nor American Depositary Shares representing such common stock are, or have ever been, listed on any national securities exchange or inter-dealer quotation system in the United States.
     E. None of the existing American Depositary Receipt programs in respect of MS&AD’s common stock are, or have ever been, sponsored by MS&AD.
     F. The sources of the trading volume information used for purposes of Items 3.C, 4.B and 4.C are (1) the TSE for TSE trading volume information, the NSE for NSE trading volume information and the OSE for OSE trading volume information and (2) Pink Sheets OTC Markets for U.S. trading volume information.
Item 5. Alternative Record Holder Information
     Not applicable.
Item 6. Debt Securities
     Not applicable.
Item 7. Notice Requirement
     MS&AD has published a notice of its intent to terminate its duty to file reports required under Section 15(d) of the Exchange Act on December 27, 2010. MS&AD used Business Wire to disseminate the notice in the United States. A copy of the notice is attached as Exhibit 1.1. to this Form 15F.
Item 8. Prior Form 15 Filers
     Not applicable.

PART II
Item 9. Rule 12g3-2(b) Exemption
     MS&AD will publish the information required under Rule 12g3-2(b)(1)(iii) on its website: www.ms-ad-hd.com.
PART III
Item 10. Exhibits
     1.1 Press release dated December 27, 2010
Item 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
     Pursuant to the requirements of the Exchange Act, MS&AD Insurance Group Holdings, Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, MS&AD Insurance Group Holdings, Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

MS&AD INSURANCE GROUP HOLDINGS, INC.
Date: December 27, 2010	By:	/s/ Yasuaki Tamai
	Name:	Yasuaki Tamai
	Title:	General Manager, General Administration Dept.